

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Dennis G. Schuh
Chief Executive Officer and President
Starwood Credit Real Estate Income Trust
2340 Collins Avenue
Miami Beach, FL 33139

   Re: Starwood Credit Real Estate Income Trust
    Form 10-12G
    Filed August 3, 2023
    File No. 000-56577

Dear Dennis G. Schuh:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Ryan Bekkerus, Esq.